UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Conatus Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20600T108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20600T108		Schedule 13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Gilde Healthcare Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20600T108		Schedule 13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Coöperatieve Gilde Healthcare II U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20600T108		Schedule 13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Gilde Healthcare II Management BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20600T108		Schedule 13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Marc Olivier Perret

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20600T108		Schedule 13G	Page 6 of 11 Pages

1.	Names of Reporting Persons Edwin de Graaf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20600T108		Schedule 13G	Page 7 of 11 Pages

1.	Names of Reporting Persons Martemanshurk BV (100% owned by Pieter van der Meer)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 554,298

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 554,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20600T108	Schedule 13G	Page 8 of 11 Pages

Item 1.
	(a)	Name of Issuer: Conatus Pharmaceuticals Inc.
	(b)	Address of the Issuer’s Principal Executive Offices: 16745 W. Bernardo Drive, Suite 200 San Diego, CA 92127

Item 2.
(a)

Name of Person Filing:
Gilde Healthcare Holding BV

Coöperatieve Gilde Healthcare II UA

Gilde Healthcare II Management BV

Marc Olivier Perret

Edwin de Graaf

Martemanshurk BV (100% owned by Pieter van der Meer)

	(b)	Address of Principal Business Office or if none, Residence: c/o Gilde Healthcare Partners BV Newtonlaan 91 3584 BP Utrecht The Netherlands
	(c)	Citizenship: Each of the reporting persons is organized and based in the Netherlands
	(d)	Title and Class of Securities: Common Stock, par value USD 0.001 per share
	(e)	CUSIP Number: 20600T108

Item 3.

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Gilde Healthcare Holding BV	554,298 shares
		Coöperatieve Gilde Healthcare II UA	554,298 shares
		Gilde Healthcare II Management BV	554,298 shares
		Marc Olivier Perret	554,298 shares
		Edwin de Graaf	554,298 shares
		Martemanshurk BV	554,298 shares

Coöperatieve Gilde Healthcare II UA directly owns 527,320 shares of common stock of the Issuer and a warrant to purchase 26,978 shares of common stock of the Issuer (the “Shares). The manager of Coöperatieve Gilde Healthcare II UA is Gilde Healthcare II Management BV which is owned by Gilde Healthcare Holding BV which is owned in equal thirds by the three managing partners Marc Olivier Perret, Edwin De Graaf and Martemanshurk BV (100% owned and managed by Pieter van der Meer). Gilde Healthcare II Management BV disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

Each of Messrs. Perret, De Graaf and van der Meer and Martemanshurk BV each disclaim beneficial ownership of the Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 20600T108	Schedule 13G	Page 9 of 11 Pages

(b)	Percent of class:

	Gilde Healthcare Holding BV	3.5%
	Coöperatieve Gilde Healthcare II UA	3.5%
	Gilde Healthcare II Management BV	3.5%
	Marc Olivier Perret	3.5%
	Edwin de Graaf	3.5%
	Martemanshurk BV	3.5%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	Gilde Healthcare Holding BV	0 shares
	Coöperatieve Gilde Healthcare II UA	0 shares
	Gilde Healthcare II Management BV	0 shares
	Marc Olivier Perret	0 shares
	Edwin de Graaf	0 shares
	Martemanshurk BV	0 shares

(ii) Shared power to vote or to direct the vote:

	Gilde Healthcare Holding BV	554,298 shares
	Coöperatieve Gilde Healthcare II UA	554,298 shares
	Gilde Healthcare II Management BV	554,298 shares
	Marc Olivier Perret	554,298 shares
	Edwin de Graaf	554,298 shares
	Martemanshurk BV	554,298 shares

Includes 26,978 shares of common stock issuable upon the exercise of warrants to purchase common stock.

(iii) Sole power to dispose or to direct the disposition of:

	Gilde Healthcare Holding BV	0 shares
	Coöperatieve Gilde Healthcare II UA	0 shares
	Gilde Healthcare II Management BV	0 shares
	Marc Olivier Perret	0 shares
	Edwin de Graaf	0 shares
	Martemanshurk BV	0 shares

(iv) Shared power to dispose or to direct the disposition of:

	Gilde Healthcare Holding BV	554,298 shares
	Coöperatieve Gilde Healthcare II UA	554,298 shares
	Gilde Healthcare II Management BV	554,298 shares
	Marc Olivier Perret	554,298 shares
	Edwin de Graaf	554,298 shares
	Martemanshurk BV	554,298 shares

Includes 26,978 shares of common stock issuable upon the exercise of warrants to purchase common stock.

CUSIP No. 20600T108	Schedule 13G	Page 10 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable.

CUSIP No. 20600T108	Schedule 13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gilde Healthcare Holding BV

By:

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

Coöperatieve Gilde Healthcare II U.A.

By:

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
					By:	Pieter van der Meer
					Title:	Managing Partner

*****

Gilde Healthcare II Management BV

By:

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
					By:	Pieter van der Meer
					Title:	Managing Partner

*****

By:

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
					By:	Pieter van der Meer
					Title:	Managing Partner

January 21, 2015